Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

June 22, 2012

Ms. Alison T. White

Staff Attorney – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for Transamerica Life Insurance Company, Separate Account VA B (File No. 033-33085)

Dear Ms. White:

Enclosed is one copy of the above-referenced Prototype Registration Statement that was filed with the Securities and Exchange Commission by Transamerica Life Insurance Company (“Transamerica”) as Post-Effective Amendment No. 55 on June 22, 2012 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933. This Prototype Registration Statement is filed in conjunction with Transamerica’s request, dated June 22, 2012, for permission to file post-effective amendments to certain other registration statements on Form N-4 pursuant to paragraph (b)(1)(vii) of Rule 485. A copy of Transamerica’s (b)(1)(vii) request is attached.

For your reference, Transamerica has included one copy of the Prototype Registration Statement’s Supplements. Transamerica is filing the Registration Statement in order to add a new rider and funds.

Except for these changes in the copy of the Registration Statement, the disclosure in the Registration Statement is the same as the disclosure in the currently effective Registration Statement previously reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, Transamerica respectfully requests selective review of the Registration Statement.

If you have any comments or questions regarding the filing, please call Sandy Dix at (319) 355-8427 or Darin Smith at (319) 355-8330.

Very truly yours,

/s/ Sandy K. Dix

Sandy K. Dix

Manager – Registered Product and Distribution

Enclosures